ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JUNE 4, 2013 AND

PROSPECTUS DATED JANUARY 23, 2013)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-186155

THE NASDAQ OMX GROUP, INC.

€600,000,000 3.875% Senior Notes due 2021

Final Term Sheet

June 4, 2013

Issuer:	The NASDAQ OMX Group, Inc.

Type:	SEC Registered

Trade Date:	June 4, 2013

Settlement Date:	June 7, 2013 (T+3)

Maturity:	June 7, 2021

Interest Payment Dates:	Annually on June 7, beginning on June 7, 2014

Mid-Swap Yield:	1.500%

Spread to Mid-Swap Yield:	+ 240 basis points

Re-offer Yield:	3.900%

Coupon (Interest Rate):	3.875%

Benchmark:	3.25% DBR due July 2021

Benchmark Yield:	1.168%

Spread to Benchmark:	+ 273.2 basis points

Re-offer Price:	99.831%

Aggregate Principal Amount:	€600,000,000

Gross Proceeds:	€598,986,000

Fees:	0.65%

Net Proceeds Before Estimated Expenses:	€595,086,000

Day Count Fraction:	Actual/Actual (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provision:	Callable at any time, at the greater of par or the make-whole redemption price (Bund Rate plus 40 basis points)

Special Mandatory Redemption:	If we do not consummate the eSpeed Transaction on or prior to July 1, 2014 or if the eSpeed Transaction is terminated at any time prior thereto, we will be required to redeem the Notes at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the special mandatory redemption date

Change of Control:	Yes

Interest Rate Adjustment:	Yes

Clearing and Settlement:	Euroclear/Clearstream

ISIN / Common Code:	XS0942100388 / 094210038

Anticipated Listing:	NASDAQ OMX Copenhagen A/S

Joint Bookrunning Managers:	Deutsche Bank AG, London Branch
Merrill Lynch International
Mizuho International plc
Skandinaviska Enskilda Banken AB (publ)

Changes to Preliminary Prospectus Supplement Filed Pursuant to Rule 424(b)(5):

The following replaces the first paragraph of “Summary—The Offering—Interest” on page S-6 of the Preliminary Prospectus Supplement:

Interest will accrue on the Notes at the rate of 3.875% per year, and will be payable in cash annually in arrears on June 7 of each year, commencing June 7, 2014. Interest on the Notes will be computed on the basis of the actual number of days in the period for which interest is being calculated. See “Description of the Notes—Principal, Maturity and Interest.”

The following replaces the third paragraph of “Summary—The Offering—Ranking” on page S-6 of the Preliminary Prospectus Supplement:

As of March 31, 2013, after giving effect to the offering, but without giving effect to the application of proceeds therefrom, we would have had approximately $2,746 million aggregate principal amount of senior unsecured indebtedness outstanding, and we would have had no secured indebtedness outstanding.

The following replaces the first paragraph of “Description of the Notes—Principal, Maturity and Interest” on page S-16 of the Preliminary Prospectus Supplement:

The Notes will bear interest at a rate of 3.875% per year. Interest on the Notes will be payable annually in arrears on June 7 of each year, beginning on June 7, 2014, and will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the Notes (or the settlement date if no interest has been paid or duly provided for on the Notes), to but excluding the next date on which interest is paid or duly provided for. Interest on the Notes will accrue from and including the settlement date and will be paid to holders of record on the June 6 immediately before the applicable interest payment date.

The following replaces the first paragraph of “Description of the Notes—Redemption—Optional Redemption” on page S-23 of the Preliminary Prospectus Supplement:

The Notes will be redeemable, in whole or in part from time to time, at our option, at a redemption price (the “make-whole redemption price”) equal to the greater of (i) 100% of the principal amount of the Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued and unpaid as of the date of redemption), discounted to the date of redemption on an annual basis (Actual/Actual (ICMA)) at the Bund Rate (as defined below), plus 40 basis points, plus accrued and unpaid interest thereon to the date of redemption. However, if the redemption date is after a record date and on or prior to a corresponding interest payment date, the interest will be paid on the redemption date to the holder of record on the record date.

The following sentence is added to the end of the last paragraph of “Underwriting—Other Relationships” on page S-50 of the Preliminary Prospectus Supplement:

Affiliates of the underwriters are party to an unfunded bridge commitment that may be replaced by the proceeds from this offering.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by contacting Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, Telephone: (800) 503-4611, Email: prospectus.CPDG@db.com or Merrill Lynch International at 2 King Edward Street, London EC1A 1HQ, Attn: Syndicate Desk, Telephone: (800) 294-1322, Email: dg.prospectus_requests@baml.com.